December 4, 2006

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

Re:  File Number 001-31680

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated November 17, 2006, containing comments with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.  The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

For additional information, please do not hesitate to contact me, at (973) 882-1505 extension 210, or Brent Lenczycki, Chief Financial Officer, at (973) 882-1505 extension 510.

Very truly yours,

/s/ Daniel Glassman

Daniel Glassman

Chairman of the Board, President and

Chief Executive Officer

Enclosure

Cc:	Vanessa Robertson
Oscar Young
Brent Lenczycki, Chief Financial Officer
William Murphy, Chairman of the Audit Committee
Alon Gev, Grant Thornton

Attachment
Bradley Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2005
1.                          Please confirm to us that your October 27, 2006 response letter had been signed by Daniel Glassman.
Response:
Daniel Glassman signed our October 27, 2006 response letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

2.                          Please include the revised table of contractual obligations and commitments in your response to prior comment one.

Response:

We propose to prospectively revise the disclosure with the previously suggested format in response letter dated October 27, 2006.  We included the revised format in our Quarterly Report on Form 10-Q for the period ended September 30, 2006.

Critical Accounting Policies, page 53

3.                          Please include the disclosures you proposed in response to prior comment two, revised to address the following comments:

a.              Please also disclose whether you believe the one week changes in demand and in-transit returns that you proposed disclosing represent reasonably likely changes and the basis for that belief.  To the extent there are different and/or additional reasonably likely changes, please also discuss the impact of those changes.

Response:

We do not believe that a one week change would be likely, but that it represents a level of precision on our assumptions.  We believe there are no reasonably likely changes to our assumptions that could impact the reserve.

We propose to include the following disclosures in our Form 10-K for the year ending December 31, 2006 and going forward (updating the 2005 information as necessary for the quarterly events of 2006 and beyond) (for your convenience the new proposed language from our previously suggested disclosure is underlined):

Level of product in the distribution channel — We analyze and utilize wholesale inventory reports provided to us by our largest wholesale customers.  In particular, the wholesale inventory reports provide us the current wholesaler demand by product and actual product inventory held by the same wholesaler.  We also estimate the level of product in the distribution channel held by small wholesale customers and retail chains that do not provide us inventory reports based upon discussions with them and our actual sales to these locations.  Based upon gathering the information of the non-reporting inventory locations, we estimate the additional weeks of product at these locations.  If our estimate for the non-reporting locations, a component of our allowance for returns, is different by one week of demand, our return reserve at December 31, 2005 would increase or decrease by approximately $1,200,000.  We believe a difference of one week of demand for the non-reporting locations is not reasonably likely but is possible due to the subjective nature of this estimate.  The estimate for the non-reporting locations is based upon oral communications we have had with some of our retail chain customers. We also estimate product returns in-transit that are not included in the wholesale inventory reports and not received by us for processing based upon discussions we have with our return processor and our customers.  For the December 31, 2005 allowance for returns, we used actual subsequent returns and estimated the time between when the customer removes our product from their inventory and the time we record the return credit. If our estimate for product returns in-transit, based upon actual subsequent returns, is different by one week, our return reserve at December 31, 2005 would increase or decrease by approximately $427,000. We believe a difference of one week for the returns in-transit is not reasonably likely but is possible due to the subjective nature of this estimate.  The estimate for the returns in-transit is based upon oral communications we have had with some of our larger wholesale customers, wholesale customers’ return processing centers and our outsourced return processing center.    The level of product in the distribution channel is used to determine the maximum return exposure and is compared against the product return reserve created by utilizing the actual return rate trends.  The estimated return value at December 31, 2005 of all our products in the distribution channel was approximately $34,700,000.  Our estimated return value of all our products in the distribution channel and our related allowance for returns at December 31, 2005 by therapeutic categories is below.

b.              Please disclose that you are unable to specify the sales period (i.e. current year or prior year) for which the amount of actual returns or credits for product returns, chargebacks or rebates relate.  Include in your disclosure a full explanation of the reasons why you are unable to provide this information.

Response:

We propose to include the following disclosures in our Form 10-K for the year ending December 31, 2006 and going forward within our Critical Accounting Policies discussion (updating the 2005 information as necessary for the quarterly events of 2006 and beyond):

Without utilizing assumptions, we cannot currently specify when actual returns relate to a current period or prior period due to the nature of the sales process. Therefore, we use a number of assumptions when calculating our reserve estimates based upon the following circumstances.  We primarily sell our products to wholesalers.  The wholesalers maintain inventory of products consistent with their industry practices and perceived business interests.  The wholesalers resell their inventory of products to pharmacies, who may also maintain an inventory of product.  Thus, the date on which we sell the product to the wholesaler may be different from the date of sale to the end-user.  We produce our product in quantity “lots” that we believe best optimize our purchasing power in light of estimated demand. We retain lot information on product delivered to our customers. Each lot produced fills a number of customer orders, often spanning a number of months that may not coincide with our financial reporting periods. When our customers return product, they do not usually specify the original sales date, but we can see and track the respective product lots. We make assumptions in filling orders at the wholesalers. We know the quantity sold from each lot and apply this historical lot information on product sales to determine future potential returns. We also apply third party prescription data and information from our largest wholesalers; and make adjustments for estimated product in the return channels in order to provide consistent cut-off periods with the reports received from our largest wholesalers. Using this information, we estimate returns on a quarterly basis.

Without utilizing assumptions, we cannot currently specify when actual credits relating to chargebacks and rebates relate to a current period or prior period.  The requests for chargebacks and rebates do not provide the product lot number, which is our only method of relating product sales to a specific time period.   For chargebacks and rebates, we apply a specific percentages based on the trailing historical experience.

c.               Please revise the roll forwards to include a separate line item to reflect how much of the provision recorded related to sales made in the current period and a separate line item to reflect how much of the provision recorded related to sales made in the prior periods.  The latter of these two items provides investors information about how accurate your estimates have been in the past, as required by the penultimate paragraph of Financial Reporting Codification Section 501.14 (Section V. of Financial Reporting Release 72).  If you are unable to provide this financial statements, please disclose how you are able to determine that your financial statements are fairly stated at each reporting period if you cannot determine that your past estimates were accurate.  If you are able to provide this information, tell us how you are able to do so when you have represented that you are unable to specify the sales period (i.e. current year or prior year) for which the amount of actual returns or credits for product returns, chargebacks or rebates relate.

Response:

We believe that appropriate data is available that allows us to reasonably estimate the level of product returns expected from current sales activities.  Paragraph 6.f. of SFAS 48 requires that “[t]he amount of future returns can be reasonably estimated.”  Paragraph 20 of SFAS 48 further states that “…the Board recognizes that detailed record keeping for returns for each product line might be costly in some cases; this Statement permits reasonable aggregations and approximations of product returns.”  We believe we are able to make reasonable estimates of expected sales returns, as contemplated by the requirements of SFAS 48, based upon the data and monitoring processes described below.

SFAS 48 does not require specific or detailed tracking of sales returns by period of original sale.  Further, because of the Company’s accrual process, which is articulated in detail in our October 27, 2006 letter to the Staff, as further described below, we do not believe reviewing such tracking information would result in a material change to the Company’s accrual for sales returns.

Information available to the Company includes:

•                    Experience from many years of sales and returns by product history.

•                    Information from monitoring customer inventory in order to prevent excessive customer-owned inventory in the distribution channel.  In particular, we directly monitor inventory held by our largest customers and estimates of inventory held by our other customers based upon information provided to us.

•                    Information from the monitoring and evaluating of our in-transit returns in order to accrue returns that have been removed from the wholesale inventory reports but not yet physically returned to us.

•                    Information derived from tracking our returns by lot numbers and comparing the lot numbers to when a range of sales may have occurred to determine an estimated average shelf life.

Historic product return estimates are periodically compared to the current information described above in order to refine the accuracy of the return accrual methodology.

As a result of this process, we believe that the allowance for returns reflected on our balance sheet is fairly stated each quarter-end and the change in the accrual is correctly recorded on our results of operations each quarter.  We believe we have sufficient information and knowledge of our customers and of trends and conditions, as described above, to adequately reserve for returns at each quarter-end.  Therefore, we believe that any additional information relating to specific tracking of sales returns by period of originating sales would not result in a material change to the allowance for returns.

We propose to include the following disclosures in our Form 10-K for the year ending December 31, 2006 and going forward:

As previously stated, we cannot currently specify exactly when actual returns or credits relate to a current period or prior period, and therefore, we cannot currently specify without utilizing assumptions how much of the provision recorded relates to sales made in the prior periods.  However, we believe the appropriate data is available that allows us to reasonably estimate the level of product returns expected from current sales activities, including quantitative and qualitative information such as actual return rates by product, the level of product in the distribution channel, expected shelf life of the product, product demand, the introduction of competitive or generic products that may erode current demand, our new product launches and general economic and industry wide indicators.  To determine a reasonable basis for when a returned product may have been sold, we track our returns by lot numbers and compare the lot numbers to when a range of sales may have occurred to determine an estimated average shelf life. We use this historical average as part of our overall process of estimating future returns.  We also believe the appropriate data is available that allows us to reasonably estimate the level of credits associated with rebates or chargebacks expected from current sales activities, including quantitative and qualitative information such as the level of product in the distribution channel, the allowance for returns, and historical rebates and chargebacks.  To determine a reasonable basis for when a related product rebate or chargeback may have been sold by us, we track our historical rebates or chargebacks by the managed care organizations’ usage period or our receipt date.

Allowance for Returns*	Balance Beginning of Year	Actual Returns in Current Period Relating to Sales Made in Current Period(a)	Actual Returns in Current Period Relating to Sales Made in Prior Period(a)	Bioglan Liability(b)	Current Provision Relating to Sales Made in Current Period	Current Provision Relating to Sales Made in Prior Period(c)	Balance End of Year
2003	$364	—	($1,906)	—	$2,468	—	$926
2004	$926	—	($5,645)	$2,181	$7,935	$18,678	$24,075
2005	$24,075	—	($17,976)	—	$18,835	—	$24,934

*	Shown within accrued expenses.

(a)	Based upon our Returns Good Policy and our review of the average time between the sold product lot numbers and return product lot numbers.

(b)	We acquired Bioglan liabilities as a part of the Bioglan acquisition on August 10, 2004.

(c)

As previously discussed, we changed our estimate for allowance for returns during 2004. The amount recorded as a change in estimate is being classified in the current provision relating to sales made in prior period.

Allowance for Rebates*	Balance Beginning of Year	Actual Credits in Current Period Relating to Sales Made in Current Period(a)	Actual Credits in Current Period Relating to Sales Made in Prior Period(a)	Bioglan Liability(b)	Current Provision Relating to Sales Made in Current Period	Current Provision Relating to Sales Made in Prior Period(c)	Balance End of Year
2003	$2,370	($1,399)	($1,826)	—	$4,760	—	$3,905
2004	$3,905	($1,730)	($3,106)	$33	$4,402	($550)	$2,954
2005	$2,954	($3,046)	($3,499)	—	$8,623	—	$5,032

*	Shown within accrued expenses.

(a)	Based upon usage period identified on the rebate information provided by the managed care organization and the estimated level of inventory in the distribution channel.

(b)	We acquired Bioglan liabilities as a part of the Bioglan acquisition on August 10, 2004.

(c)

As previously discussed, we changed our estimate for allowance for returns during 2004. Due to the increase in the allowance for returns in 2004 relating to the change in estimate, the level of product in the distribution channel net of the allowance for returns decreased. The amount recorded as a change in estimate is being classified in the current provision relating to sales made in prior period.

Allowance for Chargebacks*	Balance Beginning of Year	Actual Credits in Current Period Relating to Sales Made in Current Period(a)	Actual Credits in Current Period Relating to Sales Made in Prior Period(a)	Current Provision Relating to Sales Made in Current Period	Current Provision Relating to Sales Made in Prior Period(b)	Balance End of Year
2003	$1,351	$(2,144)	$(1,346)	$3,359	—	$1,220
2004	$1,220	$(1,864)	$(724)	$2,049	$(202)	$479
2005	$479	$(1,918)	$(583)	$2,157	—	$135

*                    Shown within accounts receivable.

(a)             Based upon receipt date of chargeback and the estimated level of inventory in the distribution channel.

(b)            As previously discussed, we changed our estimate for allowance for returns during 2004.  Due to the increase in the allowance for returns in 2004 relating to the change in estimate, the level of product in the distribution channel net of the allowance for returns decreased.  The amount recorded as a change in estimate is being classified in the current provision relating to sales made in prior period.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note C — Intangible Assets, page F-19

4.              Please disclose what caused the changes in the carrying amount of goodwill, as required by paragraph 45 of SFAS 142.  In addition, please disclose the explanation provided in your response to part d. of prior comment three about why the useful life is longer for the core technology than the patents.

Response:

We propose to include the following disclosures in our Form 10-K for the year ending December 31, 2006 and going forward (updating the 2005 information as necessary for the quarterly events of 2006 and beyond):

We believe the core technology acquired during the Bioglan acquisition will provide us future economic benefit beyond the relevant patent expiration date.  Many dermatology brands and technology survive patent expirations.  One of our core competencies is our marketing and life-cycle management of unpatented technologies.  We have historically extended product lives by repackaging, reformulating and focusing sales and marketing, and we expect to continue these activities for our current and future products.

Goodwill

Goodwill for Kenwood Therapeutics at December 31, 2005 and 2004 was $290,197.  The Company had no goodwill for Doak Dermatologics at December 31, 2005 and 2004.  Goodwill for Bioglan Pharmaceuticals Company at December 31, 2005 and 2004 was $27,188,110 and $26,640,756, respectively, or an increase of $547,354.  The increase in goodwill was primarily

due to termination of a pre-existing lease from the Bioglan acquisition.   On August 10, 2004, the Company acquired certain assets and assumed certain liabilities of Bioglan, accounted for as a business combination in accordance with SFAS No. 141, Business Combinations. Included in the acquisition was a Bioglan lease for facilities in Malvern, Pennsylvania, which had a term through December 31, 2006. This lease was assigned to the Company with the consent of the landlord. At the time of acquisition, the Company’s plan was to maintain the Malvern facilities until November 1, 2004 and then sub-lease. The Company expected that future sub-lease rentals would substantially offset lease costs under the existing Bioglan agreement, and no liability would be recognized. On July 15, 2005, after unsuccessful attempts to secure a sub-tenant, the Company entered into a lease termination agreement with the landlord. This agreement included payment of minimum annual rents and operating costs through the July 15, 2005 termination date, plus the sum of a lease termination payment. The termination payment was recorded as an acquisition cost to goodwill during 2005.

Note J — Purchase of Bioglan Pharmaceuticals Company, page F-35

5.              Please provide the following disclosures that relate to your response to prior comment four:

a.              Disclose that “Currently Marketed Products” are included in “Trademarks” and that they represent a composite intangible asset that, among other things, includes the brand name, distributor and customer relationships and physician and patients experience with the applicable products.  As the only one of these individual intangible assets that paragraph A16 of SFAS 141 addresses is the brand name, disclose how these assets are complementary and describe why the relationships did not need to be separately recognized under SFAS 141 and EITF 02-17.

b.              Disclose that the individual intangible assets comprising “Currently Marketed Products” all have similar useful lives.  In this regard, it does not appear sufficient to comply with paragraph A16 of SFAS 141 to only assert that no evidence exists suggesting that they could have separate lives.  As your response to prior comment three says trademarks have a weighted average useful lives of 19 years, disclose the extent to which lives of the individual intangible assets differ from the 19 years.

Response:

Paragraph A16 of SFAS 141:

“The terms brand and brand name often are used as synonyms for trademarks and tradenames.  However, the former are general marketing terms that are typically used to refer to a group of complementary assets such as the trademark (or service mark) and its related tradename, formulas, recipes, and technological expertise (which may or may not be patented).  This Statement does not preclude an entity from recognizing, as a single asset apart from goodwill, a group of complementary intangible assets commonly referred to as a brand if the assets that make up that group have similar useful lives.”

Consistent with paragraph A16 of SFAS 141, copied above, we propose to include the following disclosures in our Form 10-K for the year ending December 31, 2006 and going forward (updating the 2005 information as necessary for the quarterly events of 2006 and beyond):

Currently Marketed Products (“CMPs”) are included in Trademarks and they represent a composite intangible asset that, among other things, includes the brand name, distributor and customer relationships and physician and patients experience with the applicable products. The composite intangible assets included in the CMPs are a group of complementary intangible assets having the same useful lives, marketed to the same physicians and sold to essentially the same distributors.   The table below outlines the intangible assets and their weighted average useful life included in Trademarks as of December 31, 2005 and 2004:

	December 31, 2005		December 31, 2004
	Cost	Weighted Average Useful Life	Cost	Weighted Average Useful Life
Trademarks	$18,261,617	12	$18,261,617	12
CMPs	105,700,000	20	105,700,000	20
Total Trademarks	$123,961,617	19	$123,961,617	19

6.              Regarding your response to prior comment five, we believe that any material information required by GAAP to in the financial statements of a registrant should be audited for a filing to not be materially deficient.  In particular, it would not be appropriate to rely on AU Section 508 because other AU sections, for example, permit adverse audit opinions or disclaimer of opinions, which would result in a registrant’s filing being materially deficient.  So, as the pro forma information for 2004 appears to be material and required by paragraphs 54 and 55 of SFAS 141, please have it audited and amend your filing accordingly.

Response:

We believe the labeling of the pro forma information as unaudited is appropriate based upon the following (i) our review of paragraphs 54 and 55 of SFAS 141, which do not affirmatively require pro forma information to be audited; (ii) our review of AU Section 508, which states “sometimes, notes to financial statements may contain unaudited information, such as pro forma calculations or other similar disclosures. If these disclosures are not necessary to fairly present the financial position, operating results, or cash flows on which the auditor is reporting, such disclosures may be identified as unaudited or as not covered by the auditor’s report. For example, the pro forma effects of a business combination or of a subsequent event may be labeled unaudited. Therefore, while the event or transaction giving rise to the disclosures in these circumstances should be audited, the pro forma disclosures of that event or transaction would not be;” (iii) the disclosure example from the Accounting Trends & Techniques-2005, Fifty-Ninth Edition, paragraphs 1.84 and 1.85, labeling similar pro forma information as unaudited; (iv) although the underlying data used to determine the pro forma information was derived from audited financial information by the predecessor’s external auditors and our external auditors, the combined financial results for 2004 were not actual results, but pro forma results reported as if the combined companies existed at the beginning of the reporting period; and (v) the industry practice of labeling pro forma information as unaudited. Accordingly, we respectively request that you reconsider your current position of amending.

We have reviewed numerous annual reports of pharmaceutical companies that have made significant acquisitions that have required the acquirors to file at least three years of audited financial statements of the target company.  In each case, unaudited pro forma information was provided initially by the acquirors in connection with the acquisition and then in the subsequent annual reports. For your convenience, please find in the Appendix the disclosure excerpts by other public companies that have labeled pro forma information as unaudited. We believe these examples are representative of the majority position that pro forma information, even when contained within a company’s audited financial statements, are not audited.

Appendix

Valeant Pharmaceuticals International acquisition of Xcel Pharmaceuticals on March 1, 2005

From Valeant’s Annual Report on Form 10-K for the period ended December 31, 2005 filed with the SEC on March 16, 2006:

Xcel Pharmaceuticals, Inc.: On March 1, 2005, we acquired Xcel Pharmaceuticals, Inc. (“Xcel”), a specialty pharmaceutical company focused on the treatment of disorders of the central nervous system, for $280,000,000 in cash, plus expenses of $5,435,000. Under the terms of the purchase agreement, we paid an additional $7,470,000 as a post-closing working capital adjustment. The Xcel acquisition expanded our existing neurology product portfolio with four products that are sold within the United States, and retigabine, a late-stage clinical product candidate that is an adjunctive treatment for partial-onset seizures in patients with epilepsy. Xcel’s products and sales organization had synergies with our then existing neurology products and added retigabine to our pipeline of product candidates. These factors contributed to the recognition of goodwill in the purchase price. Approximately $44 million of the cash consideration was used to retire Xcel’s outstanding long-term debt.

The following unaudited pro forma financial information presents the combined results of operations of the Company, Xcel and Infergen as if the acquisitions had occurred as of the beginning of the periods presented (in thousands except per share information). The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the Company’s future consolidated results of operations or financial condition.

	Year Ended December 31,
	2005	2004
	(Unaudited)
Net revenue	$870,663	$769,236
Loss from continuing operations	(227,073)	(326,252)
Net loss	(229,439)	(359,796)
Basic and diluted loss per share:
Loss from continuing operations	$(2.47)	$(3.54)
Net loss	$(2.49)	$(3.90)

Salix Pharmaceuticals, LTD. acquisition of InKine Pharmaceutical Company, Inc on September 30, 2005

From Salix’s’s Annual Report on Form 10-K for the period ended December 31, 2005 filed with the SEC on March 16, 2006:

On September 30, 2005, the Company completed its acquisition of InKine Pharmaceutical Company, Inc. The aggregate purchase price of the transaction was $210.0 million, and is based on the fair value of Salix common stock exchanged for InKine’s outstanding common stock at September 30, 2005, 51.6 million shares, using a conversion ratio of 0.1737 shares of the Company’s common stock, or 9.0 million shares, for each share of outstanding InKine common stock. In addition, 5.6 million options and 0.6 million warrants to purchase InKine common stock were exchanged by the Company pursuant to the merger agreement and converted into 0.9 million options and 0.1 million warrants to purchase the Company’s common stock. The transaction was recorded using the purchase method of accounting. The aggregate purchase price was allocated to the specifically identifiable tangible and intangible assets purchased and the liabilities assumed based upon their respective fair values, with the excess of the purchase price over the estimated fair value of net identifiable tangible and intangible assets acquired allocated to goodwill. At December 31, 2005, accumulated amortization for the InKine intangibles was $0.8 million.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of InKine had occurred on January 1, 2005 and 2004 (in thousands):

	Year ended December 31,
	2005	2004
Total revenues	$170,461	$127,606
Net income	$2,432	$7,302
Net income per share, basic	$0.05	$0.16
Net income per share, diluted	$0.05	$0.15
Shares used in computing net income per share, basic	45,411	44,565
Shares used in computing net income per share, diluted	47,591	48,246

The pro forma net income and net income per share amounts for each period above exclude the acquired in-process research and development charge. The pro forma consolidated results are based on assumptions and estimates the Company believes are reasonable and do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

Cephalon, Inc. acquisition of CIMA LABS INC. on August 18, 2004

From Cephalon’s Annual Report on Form 10-K for the period ended December 31, 2004 filed with the SEC on March 15, 2005:

On August 12, 2004, we completed our acquisition of CIMA LABS INC. Under the Agreement and Plan of Merger dated November 3, 2003, we acquired each outstanding share of CIMA LABS common stock for $34.00 per share in cash. The total cash paid to CIMA

LABS stockholders in the transaction was approximately $482.5 million, net of CIMA LABS’ existing cash on hand, or $409.4 million, net of its cash, cash equivalents and investments. As a result of the acquisition, we obtained the rights to CIMA LABS’ ORAVESCENT fentanyl® product candidate, which is currently in Phase 3 clinical trials for the treatment of breakthrough cancer pain in opioid-tolerant patients. ORAVESCENT fentanyl utilizes an enhanced absorption transmucosal drug delivery technology that we believe may facilitate the rapid onset of pain relief in such patients. We are targeting approval of this product by the FDA in late 2006.

The total purchase price of $514.1 million consists of $500.1 million for all outstanding shares of CIMA LABS at $34.00 per share and $14.0 million in direct transaction costs. The acquisition was funded from Cephalon’s existing cash and short-term investments. In connection with the acquisition, CIMA LABS used $18.8 million of their own funds to purchase all outstanding employee stock options, whether or not vested or exercisable, for an amount equal to $34.00 less the exercise price for such option.

The results of operations for CIMA LABS have been included in our consolidated statements since the acquisition date of August 12, 2004.

The following unaudited pro forma information shows the results of our operations for the year ended December 31, 2004 and 2003 as though the acquisition had occurred as of the beginning of the periods presented:

	For the year ended December 31,
	2004	2003
Total revenues	$1,050,390	$790,883
Net income (loss)	$(94,640)	$71,442
Basic and diluted net income (loss) per common share:
Basic income (loss) per common share	$(1.68)	$1.27
Diluted income (loss) per common share	$(1.68)	$1.23

The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisition taken place as of the beginning of the periods presented, or the results that may occur in the future. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisition.

Teva Pharmaceutical Industries Limited acquisition of Sicor Inc. on January 22, 2004

From Teva’s Annual Report on Form 20-F for the period ended December 31, 2004 filed with the SEC on March 17, 2005:

Acquisition of Sicor Inc.:

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. (“Sicor”), a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, and generic biopharmaceuticals. This transaction was intended to establish Teva’s presence in the U.S. hospital and generic injectables market, as well as provide Teva with a global platform for a generic injectables business, help expand its Central and South American operations, enhance its API operations and help expand its biogenerics efforts.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $ 16.50 in cash and 0.3812 Teva ADRs representing a total consideration of $ 27.52 per share, calculated based upon the aggregate of the cash consideration and the average of the closing prices per ADR for the period commencing two days before, and ending two days after, the announcement of the merger agreement. The total consideration for the acquisition was $ 3.46 billion, (including transaction costs and the fair value of 4.3 million of Teva’s vested stock options granted in exchange of Sicor’s vested stock options, determined using the Black-Scholes option pricing model). The cash consideration of $ 2,019 million was financed out of Teva’s own resources, and from short-term borrowings in the amount of $ 1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures (see note 7). A total of 46,657,668 ADRs were issued as part of the Sicor acquisition; these shares amounted to 7.7% of Teva’s issued and outstanding share capital shortly after the allotment. The acquisition has been accounted for by the purchase method.

Hereafter are certain pro forma combined statement of income data for the years ended December 31, 2004 and 2003, as if the acquisition of Sicor occurred on January 1, 2004 and 2003, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures in connection with the acquisition; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding non-recurring expenses directly attributable to the acquisition, representing acquired research and development in process in the amount of $ 583.6 million. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004 and 2003, respectively, nor is it necessarily indicative of future results.

	Year Ended December 31,
	2004	2003
	(U.S. $ in millions, except earnings per ADR) (Unaudited)
Net sales	$4,816.2	$3,831.5
Net income	$913.0	$742.1
Earnings per ADR:
Basic	$1.48	$1.27
Diluted	$1.34	$1.11